

March 15, 2011

Michael S. Ciskowski, EVP and CFO
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

>   **Re: Valero Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Commission File No.: 1-13175**

Dear Mr. Ciskowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Capital Investments, page 44

1.   Excluding environmental projects, we note that you expect capital expenditures to increase from $960 million in 2010 to $2.14 billion in 2011. We do understand from your January 26, 2011 earnings press release and conference call that part of the increase is attributable to the installation of new hydrocrackers at the Port Arthur and St. Charles refineries, but the amount of increase attributable to these items does not appear to be addressed in your current disclosure. To address this issue, please provide the following:

- Describe for us in more detail the reasons for the anticipated increase in capital expenditures;
- Quantify the significant components that comprise the 2009 and 2010 capital expenditures, excluding environmental projects, and tell us how you considered including similar disclosure in your filing; and

- Provide us with the tables referenced by William Klesse in his response to Evan Calio's question on capital expenditures in your conference call, and tell us how you considered providing these tables in your earnings release Form 8-K.

Financial Statements, page 55

Note 7: Property, Plant and Equipment, page 79

2. It appears that the weighted-average useful life of your property, plant and equipment for 2010 was 27 years, driven predominantly by your crude oil processing facilities. To help us understand the basis of the useful lives you are utilizing, please identify the useful lives, and explain how they were determined, for the significant 2010 additions to crude oil processing facilities.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

Mark Shannon
Branch Chief